Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of TFF Pharmaceuticals, Inc. on Amendment No. 1 to Form S-1 (File No. 333-278546) of our report dated March 28, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of TFF Pharmaceuticals, Inc. as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, appearing in the Annual Report on Form 10-K of TFF Pharmaceuticals, Inc. for the year ended December 31, 2023. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

April 25, 2024